INTELLIGENT LIVING CORP.

2323 Quebec Street, Suite 221

Vancouver, B.C. Canada V5T 4S7

August 6, 2008

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Intelligent Living Corp.

SEC Comment Letter dated July 23, 2008

Form 10-KSB/A for Fiscal Year Ended May 31, 2005

File No. 0-25335

Dear Sir/Madam:

We are submitting herein the responses of Intelligent Living Corp. (the “Company”) to the comments set forth in your comment letter dated July 23, 2008 on the captioned filing  under the Securities Exchange Act of 1934, as amended.

We are filing concurrently with this letter an amended Form 10-KSB for the fiscal year ended May 31, 2005 (the “Amended 10-KSB”) reflecting changes in response to the Commission’s comments.

Form 10-KSB/A for Fiscal Year Ended May 31, 2005:

1.

Required Consents For Registration Statements on Form S-8. Concurrently with the filing of this correspondence the Company is filing post-effective amendments to five of its registration statements on Form S-8 indicating that all shares have been sold in the respective offerings covered by such registration statements.  The Intelligent Living Corp. 2006 Stock Option Plan has 2,726,654 shares available for issuance under that plan; accordingly, the registration statement on Form S-8 covering that plan [File No. 333-133778, filed May 3, 2006] has not been withdrawn.

The Amended 10-KSB has been refiled with two consents of the Company’s independent registered certified public accountants: (1) the exhibit 23.1 consent consents to the incorporation by reference of that firm’s audit report and financials for the Company’s fiscal year ended May 31, 2006 in the Company’s S-8 registration statements for its 2005 and 2006 stock option plans, and (2)the exhibit 23.2 consent consents to the incorporation by reference of the audit firm’s audit report and financials for the Company’s fiscal year ended May 31, 2007 in the Company’s S-8 registration statement for its 2006 stock option plan.  In the Exhibit 23.1 consent, the reference to the 2005 stock option plan was necessitated by the final issuance under that plan (which issuance was well subsequent to the Company’s auditors’ report and financial statements for the fiscal year ended May 31, 2006, and was subsequent to the filing of the registration statement on Form S-8 for the Company’s 2006 Stock Option Plan).

No additional consents were required with regard to the Company’s 2007 Stock Option Plan; all shares under that Plan were issued on June 22, 2007, following filing of the related registration statement on Form S-8.

Signature

2.

The Amended 10-KSB reflects a change in the signature block in response to Comment 2.

Tandy Language

3.

The signature of this letter is on behalf of the Company in response to this comment.

The undersigned Michael F. Holloran, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

INTELLIGENT LIVING CORP.

By: /s/ Michael F. Holloran

Michael F. Holloran

Chief Executive Officer